Mail Stop 0407

      June 9, 2005

Edward Bramson
Chairman, Chief Executive Officer
  and Director
Ampex Corporation
1228 Douglas Avenue
Redwood City, CA  94063

	RE:  	Ampex Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed April 20, 2005

Dear Mr. Bramson:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. After reviewing your response, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2 Revenue Recognition, page F-12
1. Tell us in more detail why you believe that it is appropriate to recognize prepayment of royalties when the agreement has been executed by both parties. In this regard, we note your disclosure stating that "(t)he Company may also negotiate a `prepayment` of royalties that would otherwise be due up to a specific future date."

Management Discussion and Analysis, page 27
2. Tell us, in more detail, the terms of the Sony settlement payment of $40 million to cover royalties due on all product shipment through
April 11, 2006. Also, tell us your basis for recognizing as revenue the full settlement amount in 2004.
3. Tell us, in more detail, the terms of the agreements with Canon and Sanyo. Tell us why you believe that it is appropriate to recognize the total payments of $25.5 million as revenue in 2004.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kenya Wright, Staff Accountant, at (202)
551-
3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


                                                Sincerely,



                                                Larry Spirgel
                                                Assistant Director




??

??

??

??

Mr. Bramson
Ampex Corporation
June 9, 2005
Page 1